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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2019

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended March 31
($ millions)	2019	2018

Revenues and Other Income

Operating revenues, net of royalties (note 4)	8 983	8 807

Other income (loss) (note 5)	414	(57)

	9 397	8 750

Expenses

Purchases of crude oil and products	2 621	2 847

Operating, selling and general	2 832	2 620

Transportation	336	274

Depreciation, depletion, amortization and impairment	1 462	1 424

Exploration	113	32

Gain on asset exchange and disposals (note 15)	(5)	(163)

Financing expenses (note 7)	32	562

	7 391	7 596

Earnings before Income Taxes	2 006	1 154

Income Tax Expense

Current	533	336

Deferred	3	29

	536	365

Net Earnings	1 470	789

Other Comprehensive (Loss) Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(68)	129

Items That Will Not be Reclassified to Earnings:

Actuarial loss on employee retirement benefit plans, net of income taxes	(136)	(10)

Other Comprehensive (Loss) Income	(204)	119

Total Comprehensive Income	1 266	908

Per Common Share (dollars) (note 8)

Net earnings – basic and diluted	0.93	0.48

Cash dividends	0.42	0.36

See accompanying notes to the condensed interim consolidated financial statements.
2019 FIRST QUARTER Suncor Energy Inc. 41

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	March 31 2019	December 31 2018

Assets

Current assets

Cash and cash equivalents	1 875	2 221

Accounts receivable	4 271	3 206

Inventories	3 650	3 159

Income taxes receivable	149	114

Total current assets	9 945	8 700

Property, plant and equipment, net (note 12)	76 347	74 245

Exploration and evaluation	2 372	2 319

Other assets	1 260	1 126

Goodwill and other intangible assets	3 060	3 061

Deferred income taxes	183	128

Total assets	93 167	89 579

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	3 506	3 231

Current portion of long-term debt	187	229

Current portion of long-term lease liabilities (note 3)	297	—

Accounts payable and accrued liabilities	5 912	5 647

Current portion of provisions	719	667

Income taxes payable	680	535

Total current liabilities	11 301	10 309

Long-term debt	12 446	13 890

Long-term lease liabilities (note 3)	2 737	—

Other long-term liabilities (note 10)	2 481	2 346

Provisions (note 11)	7 887	6 984

Deferred income taxes	12 053	12 045

Equity	44 262	44 005

Total liabilities and shareholders' equity	93 167	89 579

See accompanying notes to the condensed interim consolidated financial statements.
42 2019 FIRST QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31
($ millions)	2019	2018

Operating Activities

Net Earnings	1 470	789

Adjustments for:

Depreciation, depletion, amortization and impairment	1 462	1 424

Deferred income tax expense	3	29

Accretion	71	65

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(280)	373

Change in fair value of financial instruments and trading inventory	72	(51)

Gain on asset exchange and disposals (note 15)	(5)	(163)

Share-based compensation	(109)	(224)

Exploration	2	—

Settlement of decommissioning and restoration liabilities	(114)	(169)

Other	13	91

Increase in non-cash working capital	(1 037)	(1 440)

Cash flow provided by operating activities	1 548	724

Investing Activities

Capital and exploration expenditures	(903)	(1 291)

Acquisitions (notes 13 and 14)	—	(1 068)

Proceeds from disposal of assets	7	—

Other investments (note 15)	(57)	(57)

(Increase) decrease in non-cash working capital	(34)	243

Cash flow used in investing activities	(987)	(2 173)

Financing Activities

Net increase in short-term debt	326	1 745

Net decrease in long-term debt	—	(17)

Change in long-term lease liability	(70)	—

Issuance of common shares under share option plans	35	69

Purchase of common shares (note 9)	(514)	(389)

Distributions relating to non-controlling interest	(2)	—

Dividends paid on common shares	(662)	(590)

Cash flow (used in) provided by financing activities	(887)	818

Decrease in Cash and Cash Equivalents	(326)	(631)

Effect of foreign exchange on cash and cash equivalents	(20)	42

Cash and cash equivalents at beginning of period	2 221	2 672

Cash and Cash Equivalents at End of Period	1 875	2 083

Supplementary Cash Flow Information

Interest paid	154	107

Income taxes paid	116	617

See accompanying notes to the condensed interim consolidated financial statements.
2019 FIRST QUARTER Suncor Energy Inc. 43

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2017	26 606	567	809	17 401	45 383	1 640 983

Net earnings	—	—	—	789	789	—

Foreign currency translation adjustment	—	—	129	—	129	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $4	—	—	—	(10)	(10)	—

Total comprehensive income	—	—	129	779	908	—

Issued under share option plans	91	(21)	—	—	70	1 832

Purchase of common shares for cancellation (note 9)	(145)	—	—	(244)	(389)	(8 999)

Change in liability for share purchase commitment	25	—	—	54	79	—

Share-based compensation	—	22	—	—	22	—

Dividends paid on common shares	—	—	—	(590)	(590)	—

At March 31, 2018	26 577	568	938	17 400	45 483	1 633 816

At December 31, 2018	25 910	540	1 076	16 479	44 005	1 584 484

At January 1, 2019	25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact (note 3)	—	—	—	14	14	—

At January 1, 2019, adjusted	25 910	540	1 076	16 493	44 019	1 584 484

Net earnings	—	—	—	1 470	1 470	—

Foreign currency translation adjustment	—	—	(68)	—	(68)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $50	—	—	—	(136)	(136)	—

Total comprehensive (loss) income	—	—	(68)	1 334	1 266	—

Issued under share option plans	46	(10)	—	—	36	1 025

Purchase of common shares for cancellation (note 9)	(193)	—	—	(321)	(514)	(11 951)

Change in liability for share purchase commitment (note 9)	48	—	—	45	93	—

Share-based compensation	—	24	—	—	24	—

Dividends paid on common shares	—	—	—	(662)	(662)	—

At March 31, 2019	25 811	554	1 008	16 889	44 262	1 573 558

See accompanying notes to the condensed interim consolidated financial statements.
44 2019 FIRST QUARTER Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing, primarily under the Petro-Canada brand.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2018.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2018. Adoption of the new accounting pronouncements are described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2018.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is substantively enacted.

3. NEW IFRS STANDARDS

(a) Adoption of New IFRS Standards

IFRS 16 Leases

Effective January 1, 2019, the company adopted IFRS 16 Leases (IFRS 16) which replaces IAS 17 Leases (IAS 17) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with optional exemptions for short-term leases where the term is twelve months or less. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating.

The company has selected the modified retrospective transition approach, electing to adjust opening retained earnings with no restatement of comparative figures. As such, comparative information continues to be reported under IAS 17 and International Financial Reporting Interpretations Committee (IFRIC) 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of the change is disclosed below.

2019 FIRST QUARTER Suncor Energy Inc. 45

The company's accounting policy under IFRS 16 is as follows:

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. The company uses its incremental borrowing rate as the discount rate. Lease payments include fixed payments, and variable payments that are based on an index or a rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities and the interest portion of the lease liability is presented within the operating activities of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company's estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Under IAS 17

In the comparative period, the company classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.

Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in the company's statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense over the term of the lease.

As part of the initial application of IFRS 16, the company also chose to apply the following transitional provisions:

Right-of-use assets are measured at:

•
An amount equal to the lease liability on January 1, 2019, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of transition.

The company applied the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•
Adjusted the right-of-use assets by the amount of any provision for onerous leases recognized in the balance sheet immediately before the date of initial application, as an alternative to performing an impairment review.

•
Not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases with a short-term remaining life upon adoption. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

•
Accounted for each lease component and any non-lease components as a single lease component for storage tanks.

•
Used hindsight to determine the lease term if the contract contained options to extend or terminate the lease.
46 2019 FIRST QUARTER Suncor Energy Inc.

The following table reconciles the company's operating lease obligations at December 31, 2018, as previously disclosed in the company's consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

Reconciliation

($ millions)	January 1 2019

Operating leases as at December 31, 2018(1)	2 457

Exemption for short-term leases	(42)

Discounting	(623)

Additional lease liabilities recognized due to adoption of IFRS 16 as at January 1, 2019	1 792

(1)
Undiscounted lease commitments.

The following table summarizes the impact of adopting IFRS 16 on the company's consolidated balance sheets at January 1, 2019. Prior period amounts have not been restated. The effects of the transition have been recognized through retained earnings in equity.

($ millions) increase (decrease)	December 31 2018	Adjustments due to IFRS 16	January 1 2019

Assets

Current assets

Accounts receivable	3 206	(2)	3 204

Property, plant and equipment, net	74 245	(1 267)	72 978

Right-of-use assets, net	—	3 059	3 059

Liabilities and Shareholders' Equity

Current liabilities

Current portion of long-term debt	229	(38)	191

Current portion of lease liabilities	—	276	276

Current portion of provisions	667	(1)	666

Long-term debt	13 890	(1 222)	12 668

Long-term lease liabilities	—	2 777	2 777

Other long-term liabilities	2 346	(1)	2 345

Provisions	6 984	(20)	6 964

Deferred income taxes	12 045	5	12 050

Equity	44 005	14	44 019

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined as the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The lease liabilities recognized in accordance with IFRS 16 were discounted using the company's incremental borrowing rate upon adoption. The weighted average rate of additional leases recognized in accordance with IFRS 16 was 3.85% as at January 1, 2019.

2019 FIRST QUARTER Suncor Energy Inc. 47

4. SEGMENTED INFORMATION (1)(2)

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Revenues and Other Income

Gross revenues	3 219	2 571	937	1 017	5 190	5 417	8	9	9 354	9 014

Intersegment revenues	962	1 028	—	—	14	21	(976)	(1 049)	—	—

Less: Royalties	(198)	(46)	(173)	(161)	—	—	—	—	(371)	(207)

Operating revenues, net of royalties	3 983	3 553	764	856	5 204	5 438	(968)	(1 040)	8 983	8 807

Other income (loss)	10	15	386	(58)	15	(17)	3	3	414	(57)

	3 993	3 568	1 150	798	5 219	5 421	(965)	(1 037)	9 397	8 750

Expenses

Purchases of crude oil and products	273	270	—	—	3 064	3 653	(716)	(1 076)	2 621	2 847

Operating, selling and general	1 973	1 875	148	111	536	492	175	142	2 832	2 620

Transportation	298	226	19	24	29	38	(10)	(14)	336	274

Depreciation, depletion, amortization and impairment	992	974	247	279	203	154	20	17	1 462	1 424

Exploration	102	23	11	9	—	—	—	—	113	32

Gain on asset exchange and disposals	(4)	(1)	—	(162)	(1)	—	—	—	(5)	(163)

Financing expenses (income)	69	77	14	1	13	3	(64)	481	32	562

	3 703	3 444	439	262	3 844	4 340	(595)	(450)	7 391	7 596

Earnings (Loss) before Income Taxes	290	124	711	536	1 375	1 081	(370)	(587)	2 006	1 154

Income Tax Expense (Recovery)

Current	41	(30)	252	203	361	269	(121)	(106)	533	336

Deferred	60	57	(33)	(55)	5	23	(29)	4	3	29

	101	27	219	148	366	292	(150)	(102)	536	365

Net Earnings (Loss)	189	97	492	388	1 009	789	(220)	(485)	1 470	789

Capital and Exploration Expenditures	584	992	228	165	82	117	9	17	903	1 291

(1)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 3 for further information.

(2)
Beginning in the first quarter of 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trade relates. The Energy Trading business was previously reported within the the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business are included within Corporate and Eliminations segment.
48 2019 FIRST QUARTER Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

For the three months ended March 31	2019			2018
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	3 278	—	3 278	2 950	—	2 950

Bitumen	903	—	903	649	—	649

	4 181	—	4 181	3 599	—	3 599

Exploration and Production

Crude oil and natural gas liquids	491	444	935	481	529	1 010

Natural gas	—	2	2	3	4	7

	491	446	937	484	533	1 017

Refining and Marketing

Gasoline	2 106	—	2 106	2 388	—	2 388

Distillate	2 383	—	2 383	2 290	—	2 290

Other	715	—	715	760	—	760

	5 204	—	5 204	5 438	—	5 438

Corporate and Eliminations

	(968)	—	(968)	(1 040)	—	(1 040)

Total Revenue from Contracts with Customers	8 908	446	9 354	8 481	533	9 014

5. OTHER INCOME (LOSS)

Other income (loss) consists of the following:

	Three months ended March 31
($ millions)	2019	2018

Energy trading activities

Unrealized gains (losses) recognized in earnings	95	(14)

(Losses) gains on inventory valuation	(23)	16

Risk management activities(1)	(57)	(25)

Investment and interest income	50	9

Insurance proceeds(2)	363	—

Other	(14)	(43)

	414	(57)

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments.

(2)
Insurance proceeds for Libyan assets within Exploration and Production segment (note 15).
2019 FIRST QUARTER Suncor Energy Inc. 49

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense:

	Three months ended March 31
($ millions)	2019	2018

Equity-settled plans	24	22

Cash-settled plans	138	89

	162	111

7. FINANCING EXPENSES

	Three months ended March 31
($ millions)	2019	2018

Interest on debt	210	209

Interest on lease liabilities (note 3)	45	—

Capitalized interest	(28)	(77)

Interest expense	227	132

Interest on partnership liability	14	14

Interest on pension and other post-retirement benefits	15	14

Accretion	71	65

Foreign exchange (gain) loss on U.S. dollar denominated debt	(280)	373

Foreign exchange and other	(15)	(36)

	32	562

8. EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2019	2018

Net earnings	1 470	789

(millions of common shares)

Weighted average number of common shares	1 579	1 639

Dilutive securities:

Effect of share options	3	5

Weighted average number of diluted common shares	1 582	1 644

(dollars per common share)

Basic and diluted earnings per share	0.93	0.48

50 2019 FIRST QUARTER Suncor Energy Inc.

9. NORMAL COURSE ISSUER BID

On May 1, 2018, the company announced its intention to renew its existing normal course issuer bid (the 2018 NCIB) to continue to repurchase shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and/or alternative trading platforms. Pursuant to the 2018 NCIB, the company was permitted to purchase for cancellation up to 52,285,330 of its common shares between May 4, 2018 and May 3, 2019. On November 14, 2018, Suncor announced an amendment to the 2018 NCIB, effective as of November 19, 2018, which allowed the company to increase the maximum number of aggregate common shares that may be repurchased between May 4, 2018 and May 3, 2019 to 81,695,830.

During the first quarter of 2019, the company repurchased 12.0 million common shares under the 2018 NCIB at an average price of $42.99 per share, for a total repurchase cost of $514 million.

The following table summarizes the share repurchase activities during the period:

	Three months ended March 31
($ millions, except as noted)	2019	2018

Share repurchase activities (thousands of common shares)

Shares repurchased	11 951	8 999

Amounts charged to

Share capital	193	145

Retained earnings	321	244

Share repurchase cost	514	389

Under an automatic repurchase plan agreement with an independent broker, the company recorded the following liability for share repurchases that could have taken place during its internal blackout period:

($ millions)	March 31 2019	December 31 2018

Amounts charged to

Share capital	63	111

Retained earnings	107	152

Liability for share purchase commitment	170	263

On May 1, 2019, the TSX accepted a notice filed by Suncor of its intention to renew its normal course issuer bid to continue to purchase shares under its previously announced buyback program through the facilities of the TSX, NYSE and/or alternative trading platforms. The notice provides that, beginning May 6, 2019 and ending May 5, 2020, Suncor may purchase for cancellation up to 50,252,231 common shares, which is equal to approximately 3% of Suncor's issued and outstanding common shares as at April 30, 2019.

10. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

•
Energy Trading Derivatives – The company's Energy Trading group uses physical and financial energy derivative contracts, including swaps, forwards and options to earn trading revenues.

•
Risk Management Derivatives – The company periodically enters into derivative contracts in order to manage exposure to interest rates, commodity price and foreign exchange movements, and which are a component of the company's overall risk management program.
2019 FIRST QUARTER Suncor Energy Inc. 51

The changes in the fair value of non-designated Energy Trading and Risk Management derivatives are as follows:

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2018	1	59	60

Cash Settlements – (received) paid during the year	(102)	17	(85)

Unrealized gains (losses) recognized in earnings during the year (note 5)	95	(57)	38

Fair value outstanding at March 31, 2019	(6)	19	13

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at March 31, 2019, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at March 31, 2019:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	23	36	—	59

Accounts payable	(16)	(30)	—	(46)

	7	6	—	13

During the first quarter of 2019, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At March 31, 2019, the carrying value of fixed-term debt accounted for under amortized cost was $12.6 billion (December 31, 2018 – $12.9 billion) and the fair value was $14.8 billion (December 31, 2018 – $14.2 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

11. PROVISIONS

Suncor's decommissioning and restoration provision increased by $921 million for the three months ended March 31, 2019. The increase was primarily due to a decrease in the credit-adjusted risk-free interest rate to 3.50% (December 31, 2018 – 4.20%). This increase was partially offset by the liabilities settled during the period.

52 2019 FIRST QUARTER Suncor Energy Inc.

12. RIGHT-OF-USE ASSETS AND LEASES

The company has lease contracts which include storage tanks, railway cars, vessels, buildings, land and mobile equipment for the purpose of production, storage and transportation of crude oil and related products.

Right-of-use (ROU) assets within property, plant and equipment:

($ millions)	March 31 2019

Property, plant and equipment, net – excluding ROU assets	73 323

ROU assets	3 024

76 347

The following table presents the ROU assets by asset class:

($ millions)	Plant and Equipment

Cost

At January 1, 2019	3 326

Additions and adjustments	51

Foreign exchange	(2)

At March 31, 2019	3 375

Accumulated provision

At January 1, 2019	267

Depreciation	84

At March 31, 2019	351

Net ROU assets

At January 1, 2019	3 059

At March 31, 2019	3 024

13. FORT HILLS

During the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills project for consideration of $145 million. The additional interest was an outcome of the commercial dispute settlement agreement reached among the Fort Hills partners in December 2017. Teck Resources Limited (Teck) also acquired an additional 0.42% in the project. Suncor's share in the project has increased to 54.11% and Teck's has increased to 21.31%, with Total E&P Canada Ltd.'s share decreasing to 24.58%.

14. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN THE SYNCRUDE PROJECT

On February 23, 2018, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Mocal Energy Limited for $923 million cash. Suncor's share in the Syncrude project has increased to 58.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at February 23, 2018.

2019 FIRST QUARTER Suncor Energy Inc. 53

($ millions)

Accounts receivable	2

Inventory	15

Property, plant and equipment	998

Exploration and evaluation	163

Total assets acquired	1 178

Accounts payable and accrued liabilities	(51)

Employee future benefits	(33)

Decommissioning provision	(169)

Deferred income taxes	(2)

Total liabilities assumed	(255)

Net assets acquired	923

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The additional working interest in Syncrude contributed $29 million to gross revenues and a $4 million net loss to consolidated net earnings (loss) from the acquisition date to March 31, 2018.

Had the acquisition occurred on January 1, 2018, the additional working interest would have contributed an additional $64 million to gross revenues and $4 million to consolidated net earnings, which would have resulted in gross revenues of $9.1 billion and consolidated net earnings of $793 million for the three months ended March 31, 2018.

15. OTHER TRANSACTIONS

During the first quarter of 2019, the company received $363 million in insurance proceeds for its Libyan assets ($264 million after-tax). The proceeds may be subject to a provisional repayment, which may be dependent on the future performance and cash flows from Suncor's Libyan assets.

On September 29, 2018, Suncor along with the other working interest partners in the Joslyn Oil Sands Mining Project, agreed to sell 100% of their respective working interests to Canadian Natural Resources Limited for gross proceeds of $225 million, $82.7 million net to Suncor. Suncor held a 36.75% working interest in Joslyn prior to the transaction. The working-interest partners received cash proceeds of $100 million ($36.8 million net to Suncor) upon closing with the remaining $125 million ($45.9 million net to Suncor) to be received in equal instalments over the next five years. As a result, Suncor has recorded a long-term receivable of $36.7 million within the Other Assets line item and the first instalment of $9.2 million is recorded within the Accounts Receivable line item. The transaction resulted in a gain of $83 million in the Oil Sands segment.

On May 31, 2018, the company completed the previously announced transaction to acquire a 17.5% interest in the Fenja development project in Norway from Faroe Petroleum Norge AS for acquisition costs of US$55 million (approximately $70 million), plus interim settlement costs of $22 million under the acquisition method. This project was sanctioned by its owners in December 2017.

On March 23, 2018, Suncor completed an exchange of its northeast British Columbia mineral landholdings, including associated production, and consideration of $52 million for a 37% equity interest in Canbriam Energy Inc. (Canbriam) (a private natural gas company). The investment was initially recorded at $277 million and was accounted for using the equity method of accounting. As a result of the asset transfer at that time, Suncor originally recognized a gain of $162 million in the Exploration and Production segment after eliminating a portion of the gain against the investment value. In the fourth quarter of 2018, the company wrote down its interest in Canbriam as a result of the company's assessment of expected future commodity prices and net cash flows relative to its investment, for a net loss for the year of $90 million after-tax. The remaining carrying value of the company's interest in Canbriam is nil.

54 2019 FIRST QUARTER Suncor Energy Inc.

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EXHIBIT 99.3